Exhibit k.3
AMENDMENT
TO THE
FUND ADMINISTRATION SERVICING AGREEMENT

THIS AMENDMENT is dated the 24th of May, 2010 and is to be effective as of the 1st day of May 2010, by and between TORTOISE NORTH AMERICAN ENERGY CORPORATION, a Maryland corporation, and U.S. BANCORP FUND SERVICES, LLC, a Wisconsin limited liability company (collectively, the “Parties”).

WHEREAS, the Parties are all party to a Fund Administration Servicing Agreement dated as of September, 2009 (the “Original Agreement”);

WHEREAS, the Parties desire to amend Exhibit A of the Original Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties do hereby agree as follows:

1.  Exhibit A of the Original Agreement is hereby replaced in its entirety with the Exhibit A, respectively, attached to this Amendment.

2.  All other terms and conditions of the Original Agreement remain in full force and effect.

IN WITNESS WHEREOF, the Parties have executed and delivered this Amendment as of the day and year first above written.

TORTOISE NORTH AMERICAN ENERGY CORPORATION	U.S. BANCORP FUND SERVICES, LLC
/s/ P. Bradley Adams	/s/ Michael R. McVoy
Name: P. Bradley Adams	Name: Michael R. McVoy
Title: Asst. Trasurer	Title: Executive Vice President

Exhibit A
Fund Administration Servicing Agreement

Fee Schedule

Annual Administration Fee Based Upon Assets Per Portfolio
.04% (4 basis points) on the first $1 billion
.01% (1 basis point) on the next $500 million
.005% (.5 basis points) on the balance over $1.5 billion

Minimum annual fee:  $30,000 per portfolio

Plus out-of-pocket expenses, including, but not limited to:
▪	Security pricing services (IDC, Bloomberg, LoanX, etc.)
▪	Postage and stationery
▪	Programming and special reports
▪	Retention of records
▪	Federal and state regulatory filing fees
▪	Expenses from U.S. Bancorp participation in client meetings
▪	Auditing and legal expenses

All fees are billed monthly.